DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

File No. 82-5201

February 20, 2008

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. (**"Gamesa"**), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Invitation to the "2007 Year End Results Analyst Presentation" to be held on February 28, 2008

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco
Legal Assistant

Enclosure
By Hand Delivery

Gamesa

and on its behalf, our Chairman and Chief Executive Officer, Mr. Guillermo Ulacia Arnaiz

Are pleased to invite you to the "2007 Year End Results Analyst Presentation" which will take place next Thursday the 28th of February 2008, at 6,00 p.m.(Madrid time), in our Madrid offices, located at Ramirez Arellano 37, Madrid.

After the presentation, an appetizer will be served.
RSVP before Monday 25th of February, emailing the following address
bgovejero@gamesacorp.com

Bilbao, 20th of February 2008

END